

Tomorrows Laundry, Co.
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Tomorrows Laundry, Co. Management

We have reviewed the accompanying financial statements of Tomorrows Laundry, Co. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
December 12, 2025

TOMORROWS LAUNDRY, CO.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	20,285	43,257
Account Receivable, net		12,180	19,196
Inventory		107,826	91,957
Other Current Assets		15,220	65,752
Total Current Assets		155,511	220,162
TOTAL ASSETS	$	155,511	220,162
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	264,579	185,493
Unearned Revenue		26,201	23,844
Line of Credit		148,191	-
Loans Payable		348,109	153,562
Other Current Liabilities		50,349	24,946
Total Current Liabilities	$	837,429	387,845
TOTAL LIABILITIES		837,429	387,845
EQUITY			
Common Stock	$	161,784	161,784
Accumulated Deficit		(843,702)	(329,467)
TOTAL EQUITY	$	(681,918)	(167,683)
TOTAL LIABILITIES AND EQUITY	$	155,511	220,162

See Accompanying Notes to these Unaudited Financial Statements

TOMORROWS LAUNDRY, CO.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	1,710,280	808,682
Sales Discounts, Returns and Allowances		(385,028)	(206,335)
Cost of Goods Sold		(694,583)	(273,742)
Gross Profit	$	630,669	328,605
Operating Expenses			
Advertising and Marketing	$	536,739	250,380
General and Administrative		464,345	301,022
Total Operating Expenses		1,001,084	551,402
Total Loss from Operations	$	(370,415)	(222,797)
Other Income (Expense)			
Other Income	$	1,415	1,100
Interest Expense		(143,508)	(33,832)
Other Expense		(1,728)	-
Total Other Income (Expense)		(143,821)	(32,732)
Net Loss	$	(514,236)	(255,529)

See Accompanying Notes to these Unaudited Financial Statements

TOMORROWS LAUNDRY, CO.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Accumulated	Total Shareholders'
	# of Shares	$ Amount	Deficit	Equity
Beginning balance at 1/1/23	10,000	161,784	(74,241)	87,543
Issuance of Common Stock	-	-	-	-
Prior period adjustment	-	-	303	303
Net Loss	-	-	(255,529)	(255,529)
Ending balance at 12/31/23	10,000	161,784	(329,467)	(167,683)
Issuance of Common Stock	-	-	-	-
Net Loss	-	-	(514,236)	(514,236)
Ending balance at 12/31/24	10,000	161,784	(843,703)	(681,918)

See Accompanying Notes to these Unaudited Financial Statements

TOMORROWS LAUNDRY, CO.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(514,236)	(255,529)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Bad Debts Expense		30,500	303
Decrease (Increase) in:			
Account Receivable, net		(11,984)	(19,196)
Inventory		(15,869)	67,331
Due from Related Party		(11,500)	13,985
Other Current Assets		50,532	(65,606)
Increase (Decrease) in:			
Accounts Payable		79,086	91,469
Unearned Revenue		2,357	23,844
Other Current Liabilities		25,403	23,291
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		148,525	135,421
Net Cash used in operations:	$	(365,711)	(120,108)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Proceeds from Line of Credit	$	148,191	-
Proceeds from Loans		194,547	150,562
Issuance of Common Stock		-	-
Net Cash provided by Financing Activities	$	342,738	150,562
Cash at the beginning of period		43,257	12,803
Net Cash increase (decrease) for period	$	(22,972)	30,454
Cash at end of period	$	20,285	43,257

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		143,508	33,832
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tomorrows Laundry, Co. (the "Company") was formed in the State of California on October 11, 2016 as an S-Corp. The Company designs and sells premium men's essentials made from sustainable cotton. Its products are marketed and sold primarily through direct-to-consumer e-commerce channels and, to a lesser extent, through wholesale distribution to select retail partners. The Company's headquarters are located in Costa Mesa, California, and its customer base is primarily in the United States.

To support its growth strategy and expand investor participation, the Company was converted into a Delaware C-corporation under the same name on October 31, 2025. In 2025–2026, the newly incorporated Company plans to conduct a Regulation Crowdfunding ("Reg CF") campaign to raise additional capital to fund growth, marketing initiatives, and working capital requirements.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

The Company' s standard credit term is 30 days. Credit risk is assessed individually for each customer, taking into account historical payment experience, current financial condition, prevailing industry trends, and, when available, external credit ratings. Management continuously reviews the creditworthiness of major customers.

As of December 31, 2024, accounts receivable from one customer, detailed in the accounts receivable section, each represented more than 10% of the total accounts receivable balance. The Companies regularly monitor concentrations of credit risk as part of its overall risk assessment.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has incurred losses during the past two years and may continue to generate losses. Management has evaluated these conditions and developed plans to mitigate such risks, including financial projections that indicate the Company is expected to achieve positive EBITDA within the next twelve months. The resulting improvement in operating cash flows is projected to provide sufficient liquidity to retire the Company's remaining short-term debt during this period. In addition, the Company is actively pursuing an equity financing with a target of $1.0 million, of which $125,000 via SAFE has already been committed to support cash availability, supplementing cash generated from operations. These measures are intended to enhance liquidity and support the Company's ability to continue as a

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going concern; however, there can be no assurance of success. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

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Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $20,285 and $43,257 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit to its customers on a 30-day basis. Management believes that the allowance for doubtful accounts, when considered necessary, is adequate to absorb any potential losses.

The accounts receivable as of December 31 is shown below:

Description	2024	2023
Trade Accounts Receivable	31,180	19,196
Less: Allowance for Doubtful Accounts	(19,000)	-
Totals	**12,180**	**19,196**

As of December 31, 2024 and 2023, the Company's accounts receivable was 100% concentrated to American Rag.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual receivables and their aging. The Company recorded the allowance for doubtful accounts as summarized below for the year ended:

Description	2024	2023
Balance at Beginning of Year	-	-
Provision Charged to Expense	19,000	-
Write-Offs	-	-
Balance at End of Year	**19,000**	**-**

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Inventory

Inventory consists primarily of raw materials, inventory in transit, and finished goods. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method. As of December 31, 2024 and December 31, 2023, inventory totaled $107,826 and $91,957, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling premium men's apparel through its direct-to-consumer online platform and wholesale channels. E-commerce sales require immediate payment at the time of order, while wholesale customers are offered limited credit terms, typically Net 30. The Company deferred revenue of $26,201 and $23,844 for the years ended December 31, 2024 and December 31, 2023, respectively, representing payments received in advance of shipment. Deferred revenue is reported as a contract liability until the related performance obligation is satisfied.

The Company's primary performance obligation is the delivery of apparel products to customers. Revenue is recognized at the point at which products are shipped to the customer, which represents the transfer of control under ASC 606.

Sales returns and discounts are recorded as direct reductions to gross revenue in the period when the related sales transaction occurs. All returns and discounts for the years ended December 31, 2024 and December 31, 2023 were processed and finalized prior to the reporting date. Accordingly, no reserves or estimates for future returns or discounts have been established.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of payroll and contractor costs, professional fees, occupancy expenses, software subscriptions, and other overhead necessary to support the Company's operations and are expensed as costs are incurred.

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Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company operates its website and uses a trademark under license agreements with Robert J. Eala, the majority shareholder, at no cost. No amounts have been recognized in the financial statements for these licenses. Management considers these intangible assets essential to the Company's operations, and there are no other commitments or obligations under these agreements.

Additionally, the Company had immaterial transactions during the year with Next Chapter Capital, LLC, which is owned by Robert J. Eala, the majority shareholder.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. No transactions require disclosure.

NOTE 5 – LIABILITIES AND DEBT

The Company enters into various financing arrangements to support working capital needs and operations. These liabilities include revenue-based financing, term loans, a line of credit, and other borrowing facilities. The significant financing arrangements are summarized below:

U.S. Small Business Loan (SBA): The Company was granted a U.S. small business loan in June 2020 with an original principal of $1,000 at a fixed interest rate of 3.75% per annum. The loan originally matured 20 years after the grant date, with all principal and interest due at maturity. The Company repaid the loan in full during 2024, and no remaining obligation existed at year-end.

Term Loan: In November 2023, the Company received funding from CAN Capital totaling $59,600. The loan is repayable over 15 months through fixed weekly payments of $1,264.

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Business Loan: During 2023, the Company obtained a business loan from OnDeck with total funding of $250,000. The loan bears an annual percentage rate of 63.81% and requires weekly payments of $4,936 over an 18-month term.

Line of Credit: In May 2024, the Company was approved for a line of credit with a maximum borrowing capacity of $150,000. Borrowings bear interest at a daily periodic rate equivalent to 11.8% annually.

Revenue-Based Financing: In August 2024, the Company entered into a revenue-based financing arrangement with Wayflyer for an advanced amount of $150,000. Repayments are made as 25% of daily revenue until the obligation is fully satisfied. Although the financing has no fixed maturity, it is classified as current because repayment depends on daily revenue, which may vary.

Shopify Loan: In September 2024, the Company entered into a loan agreement with Shopify bearing an annual percentage rate of 12.02%. The loan is repayable through fixed monthly payments of $21,734 over a period of 334 days.

The outstanding balances of these loans, including their classification as current or non-current and their maturity, are summarized below:

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Shopify Capital	215,000	12%	2025	229,756	-	229,756	24,337	-	24,337
Wayflyer	150,000	0%	2025	94,603	-	94,603	54,070	-	54,070
Can Capital	59,600	0%	2025	9,646	-	9,646	72,155	-	72,155
On Deck Capital	250,000	62%	2025	14,104	-	14,104	-	-	-
SBA Loan	1,000	4%	2024	-	-	-	3,000	-	3,000
Chase Line of Credit	150,000	12%	2025	148,191		148,191	-	-	-
Total				496,300	-	496,300	153,562	-	153,562

The debts will mature in 2025.

NOTE 6 – EQUITY

The Company has authorized 100,000 common shares, non-par. 10,000 shares were issued and outstanding as of December 31, 2024 and December 31, 2023.

Voting: Each outstanding share is entitled to one vote on each issue.

Dividends: The Board of Directors declares dividends at its discretion, and no fixed dividend policy or schedule exists.

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NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 12, 2025, the date these financial statements were available to be issued.

On June 17, 2025, the Company entered into a Standard Merchant Cash Advance Agreement with LG Funding LLC, receiving $60,000 in exchange for future receivables totaling $81,600. The lender is entitled to 12% of the Company's receivables until the purchased amount is fully satisfied, with weekly payments of $2,040. The agreement is secured by a security interest in the Company's accounts receivable, and a personal guarantee was provided by Robert J. Eala, the Company's majority shareholder and CEO.

On August 11, 2025, the Company entered into a Loan Agreement with Wayflyer Financial LLC for $84,000 principal, payable in daily installments of $389 over a term of 238 days. The loan is secured by a security interest in the Company's accounts receivable and intangibles.

On September 3, 2025, Next Chapter Capital, LLC, owned by Robert Eala provided a $52,000 short-term bridge loan to the Company. The loan is non-interest bearing and is expected to be repaid within 12 months.

The Company was converted to a Delaware corporation on October 31, 2025, under the same name, Tomorrows Laundry, Co. Upon conversion, its authorized stock was increased and changed from 100,000 common shares without par value to 10,000,000 common shares with a par value of $0.0001 per share.

Management has evaluated subsequent collections on significant outstanding receivables through December 3, 2025 , and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.